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                              July 26, 2023

       Xiaohua Qu
       Chief Executive Officer
       Canadian Solar Inc.
       545 Speedvale Avenue West
       Guelph, Ontario , Canada N1K 1E6

                                                        Re: Canadian Solar Inc.
                                                            Annual Report on
Form 20-F for the Year Ended December 31, 2023
                                                            Filed April 18,
2023
                                                            File No. 001-33107

       Dear Xiaohua Qu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 145

   1.                                                   We note your statement
that you reviewed the Company   s register of members and public
                                                        filings made by its
shareholders in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you
relied upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
 Xiaohua Qu
Canadian Solar Inc.
July 26, 2023
Page 2
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.    We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
      solely for    Canadian Solar, Inc.    We also note that your list of
principal subsidiaries and
      consolidated affiliated entities in Exhibit 8.1 appears to indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
          With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our knowledge." Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Andrew Mew, Office
Chief, at (202) 551-3377 with any questions.



                                                            Sincerely,
FirstName LastNameXiaohua Qu
                                                            Division of
Corporation Finance
Comapany NameCanadian Solar Inc.
                                                            Disclosure Review
Program
July 26, 2023 Page 2
cc:       David Zhang
FirstName LastName